Nicholas Van Wyck

3705 Arctic Blvd #1150

Anchorage AK 99503

Telephone: (907) 677 2136

Email: nvw@sisyphus-consulting.com

CONSENT of QUALIFIED PERSON

TO:  All Applicable Securities Regulatory Authorities

I, Nicholas Van Wyck, consent to the public filing of the technical report titled "NI 43-101 technical report on the Groundhog Project, Bristol Bay Region, southwestern Alaska

60 ͦ 04'N / 155 ͦ 08' W" and dated May 13, 2020 (the "Technical Report") by Quaterra Resources Inc.

I confirm that I have read the news release of Quaterra Resources Inc. dated May 26, 2020 and that such news release fairly and accurately represents the information in the Technical Report that supports the disclosure, and I consent to the use and public filing of the extracts or summaries of the Technical Report contained therein.

Dated this 26 day of May, 2020.

"Nicholas Van Wyck" (signed)

_____________________________

Nicholas Van Wyck, Ph.D.,

CPG #10553